SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                           Haynes International, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    420877201
                                 (CUSIP Number)

                                 March 19, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 5 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420877201                 13G              Page 2 of 5 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JANA PARTNERS LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    736,900

SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    736,900
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
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     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            736,900
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.46%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 420877201                  13G               Page 3 of 5 Pages

The Reporting Person had ceased to be a Section 13 reporting person as previously disclosed in the amendment to its Schedule 13G filed on February 10, 2006, but is filing this Schedule 13G following the re-registration of the Issuer's common stock pursuant to Section 12 of the Securities and Exchange Act of 1934. The Reporting Person's beneficial ownership percentage as reported in this Schedule 13G is as of the date of this filing and reflects the transaction as set forth in the Reporting Person's Form 4 filed with the Securities and Exchange Commission on March 26, 2007.


Item 1(a).     Name of Issuer:
               HAYNES INTERNATIONAL, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               1020 WEST PARK AVENUE
               KOKOMO, INDIANA 46904-9013
               UNITED STATES

Item 2(a).     Name of Person Filing:  Jana Partners LLC
               JANA PARTNERS LLC

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               200 Park Avenue, Suite 3300, New York, NY 10166

Item 2(c).     Citizenship:

                      (i) This Statement is filed by JANA Partners LLC, a
               Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and
               Gary Claar, are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               COMMON STOCK

Item 2(e).  CUSIP Number: 420877201


Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

CUSIP No. 420877201                  13G            Page 4 of 5 Pages


          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   Ownership.

          (a) Amount beneficially owned:  736,900
          (b) Percent of class:  6.46%
          (c) Number of shares as to which JANA Partners LLC has:
              (i)   Sole power to vote or direct the vote:  736,900
              (ii)  Shared power to vote or direct the vote:  0
              (iii) Sole power to dispose or direct the disposition: 736,900
              (iv)  Shared power to dispose or direct the disposition:  0


Item 5.     Ownership of Five Percent or Less of a Class.
            Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            Not Applicable


Item 8.     Identification and Classification of Members of the Group.
            Not Applicable


Item 9.     Notice of Dissolution of Group.
            Not Applicable

CUSIP No. 420877201                13G              Page 5 of 5 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  March 27, 2007


                                  JANA PARTNERS LLC


                                  By: /s/ Barry Rosenstein
                                      Barry Rosenstein
                                      Managing Partner


                                  By: /s/ Gary Claar
                                      Gary Claar
                                      General Partner